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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


   CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                                   CRESUD INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE 1.00 PESO PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    226406106
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010

                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)


                                NOVEMBER 20, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


                         (Continued on following pages)
                              (Page 1 of 12 pages)

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

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No.  226406106                                                                    13D
----------------------------------------------------------------------------------                ----------------------------------
---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Nead Corporation
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (see Item 2)                                      (a) [x]
                                                                                                                            (b) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      AF

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 39,385,584 (see Items 5 and 6)
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            39,385,584 (see Items 5 and 6)

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   39,385,584 (see Items 5 and 6)

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [_]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  24.3%  (see Items 5 and 6)

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -------------------------------------------------




                                       2

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No.  226406106                                                                    13D
----------------------------------------------------------------------------------                ----------------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (see Item 2)                                      (a) [x]
                                                                                                                            (b) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      WC

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 39,385,584 (see Items 5 and 6)
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            39,385,584 (see Items 5 and 6)

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   39,385,584 (see Items 5 and 6)

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [_]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  24.3%  (see Items 5 and 6)

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -------------------------------------------------


Item 1.    Security and Issuer.
           -------------------

           This Statement on Schedule 13D relates to the common stock, par value
1.00 Peso per share (the "Cresud Common Stock"), of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria, an Argentine corporation ("Cresud"). The address of the principal executive office of Cresud is Av. Hipolito Yrigoyen 440, 3rd floor, (C1086 AAF) Buenos Aires, Argentina.


Item 2.    Identity and Background.
           -----------------------

           This Statement is being filed by Leucadia National Corporation ("Leucadia") and its subsidiary, Nead Corporation ("Nead" and together with Leucadia, the "Beneficial Owners"). As discussed in Item 5 below, the Beneficial Owners are members of a group with respect to the Cresud Common Stock.

           (a)-(c) Nead is a Delaware corporation with its principal office at 529 East South Temple, Salt Lake City, Utah 84102. Nead was formed to provide a vehicle for Leucadia to make investments. The sole stockholder of Nead is Leucadia.

           Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a holding company principally engaged in a variety of businesses, including banking and lending, property and casualty insurance, manufacturing, winery operations, real estate activities and development of a copper mine. Approximately 34.8% of the common shares of Leucadia outstanding at April 11, 2002 (including shares issuable pursuant to currently exercisable warrants) is beneficially owned (directly and through family members) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia (excluding an additional 2.0% of the common shares of Leucadia beneficially owned by trusts for the benefit of Mr. Steinberg's children, as to which Mr. Steinberg disclaims beneficial ownership). Private charitable foundations independently established by each of Messrs. Cumming and Steinberg each beneficially own less than one percent of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective private charitable foundation. Mr. Cumming and Mr. Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of Leucadia.

           The following information with respect to each executive officer and director of the Beneficial Owners is set forth in Schedule A hereto: (i) name,
(ii) business address, (iii) citizenship, (iv) present principal occupation or employment and (v) name of any corporation or other organization in which such employment is conducted.

           (d)-(f) During the last five years, none of the Beneficial Owners and, to their knowledge, none of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. To the knowledge of the Beneficial Owners, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.


Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           The aggregate amount of funds used by Nead to purchase the Cresud Common Stock was US$10,000,000.

           The funds used to purchase the Cresud Common Stock were obtained by Nead as an advance from its parent, Leucadia. Leucadia obtained these funds from its working capital.


Item 4.    Purpose of the Transaction.
           --------------------------

           Nead acquired the shares of Cresud Common Stock to obtain an equity position in Cresud. Subject to, among other things, availability at prices deemed favorable by the Beneficial Owners, Nead may purchase additional Units (as defined herein), Notes (as defined herein), Warrants (as defined herein) and/or shares of Cresud Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. Nead also may dispose of Units, Notes, Warrants and/or shares of Cresud Common Stock in the open market, in privately negotiated transactions or otherwise.

           Additional information is included in the response to Item 6 of this
Schedule 13D, which Item is incorporated herein by reference.

           Except as set forth above, the Beneficial Owners have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           (a) As of November 20, 2002, assuming the full conversion by Nead of the Notes and exercise of the Warrants included in the Units owned by Nead as discussed in Item 6, the Beneficial Owners would beneficially own the following shares of Cresud Common Stock:

                    (i) Nead would be the direct owner of 39,385,584 shares of Cresud Common Stock representing approximately 24.3% of the Cresud Common Stock that would be outstanding if no other holder were to convert any Notes or exercise any Warrants.

                    (ii) By virtue of its ownership of all of the outstanding shares of Nead, for purposes of this Schedule 13D, Leucadia may be deemed to share voting and dispositive power with respect to the shares of Cresud Common

Stock beneficially owned by Nead, and therefore may be deemed to be a beneficial owner of all of the shares of Cresud Common Stock beneficially owned by Nead.

                    (iii) By virtue of their ownership of Leucadia common shares and their positions with Leucadia, for purposes of this Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to share voting and disposition powers with respect to the shares of Cresud Common Stock beneficially owned by Leucadia and therefore may be deemed to be beneficial owners of all of the shares of Cresud Common Stock beneficially owned by Leucadia.

                    (iv) Except as set forth in Paragraph (i) through (iii) of this Item 5(a), to the best knowledge of the Beneficial Owners, none of the other persons identified pursuant to Item 2 above beneficially owns any shares of Cresud Common Stock.

           (b) Item 5(a) is incorporated herein by reference.

           (c) Except as otherwise described herein, none of the persons identified pursuant to Item 2 above has effected any transactions in Cresud Common Stock during the past sixty days.

           (d) Not applicable.

           (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
           -------------------------------------------------------------

           Pursuant to a Prospectus (the "Prospectus"), dated October 11, 2002, contained in Cresud's Registration Statement on Form F-3 No.333-90476, filed with the Securities and Exchange Commission on June 14, 2002, Cresud offered (the "Offering") rights to subscribe for an aggregate amount of 50,0000,000 units ("Units"), each consisting of US$1.00 principal amount of Cresud's 8% Convertible Notes due 2007 (each, a "Note") and one non-detachable warrant (each, a "Warrant") to purchase shares of Cresud Common Stock, for an aggregate amount of US$50,000,000. All information included in this Schedule 13D pertaining to the Offering, Units, Notes and Warrants is based on information provided in the Prospectus, the indenture governing the Notes and the warrant agreement governing the Warrants.

           After December 13, 2002, holders of the Notes may convert, subject to certain conditions, such Notes into shares of Cresud Common Stock at an initial conversion price of US$0.5078 per share. The initial conversion price of the Notes is subject to adjustment as described in the Prospectus. The Notes mature on November 14, 2007. Each Warrant is exercisable only if the Note to which such Warrant is attached has been converted, and such Warrant is exercisable on the last day of each quarter following such conversion until expiration of the Warrants on November 14, 2007. Each Warrant entitles the holder to purchase such number of shares of Cresud Common Stock equal to the number of shares for which the attached Note was converted. The exercise price for the Warrants is US$0.6093 per share of Cresud Common Stock. Neither the Notes nor the Warrants are separately transferable until, in each case, the Note to which a Warrant is attached is converted.

           As described in the Prospectus, pursuant to Argentine law and Cresud's bylaws, Cresud was required to first offer the subscription rights contained in the Prospectus to all of Cresud's existing holders of shares or ADSs. The subscription period for such holders expired on November 13, 2002. Thereafter, Cresud was permitted to sell any unsubscribed Units to third parties, including the Beneficial Owners. On November 20, 2002 (the "Issuance Date"), Nead purchased 10,000,000 Units for an aggregate purchase price of $10,000,000. Such Units are convertible (in the case of the Notes) commencing on December 14, 2002 and exercisable (in the case of the Warrants) on the last day of the fiscal quarter following such conversion into an aggregate amount of 39,385,584 shares of Cresud Common Stock (assuming all Notes are converted and all Warrants are exercised by Nead), giving the Beneficial Owners a 24.3% equity interest in Cresud based on the number of shares of Cresud Common Stock outstanding as of the date of the Prospectus and assuming that no other holder of Units were to convert any Notes or exercise any Warrants.

           In connection with the purchase of Units by Nead, Nead entered into a Letter Agreement (the "Letter Agreement"), dated November 28, 2002, with Mr. Eduardo S. Elsztain, Chairman of the Board of Directors of Cresud and a majority holder of Cresud Common Stock, for the purpose of granting Mr. Elsztain the right to purchase (the "Call Right") 1,000,000 Units representing 10% of the total number of Units acquired by Nead on the Issuance Date at a price per Unit equal to the price per Unit paid by Nead on the Issuance Date (US$1.00) plus any accrued but unpaid interest per Note on the Notes included in such Units through and including the date of sale to Mr. Elsztain. The Call Right is exercisable in whole or in part at any time from and after January 22, 2003 up to and including November 7, 2007 (the "Exercise Period"). The Call Right terminates, with respect to each Unit, following the earliest to occur of: (i) the conversion to Cresud Common Stock of all of the Notes included in the Units in accordance with the provisions of the Letter Agreement, (ii) the expiration of the Exercise Period, or (iii) the sale, transfer or disposition of such Units by Nead in accordance with the provisions of the Letter Agreement. The Letter Agreement is assignable to an affiliate of Mr. Elsztain (including, without limitation, Inversiones Financieras del Sur, S.A., a privately held company that is a significant shareholder of Cresud and in which the Beneficial Owners have a less than five percent interest).

           Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of Cresud (i) among the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between (a) the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (b) any other person, other than the agreements filed herewith as Exhibits 1-3.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           1. Agreement among the Beneficial Owners with respect to the filing of this Schedule 13D.

           2. Letter Agreement, dated November 28, 2002, between Nead and Mr. Eduardo S. Elsztain.

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 2, 2002
                                         NEAD CORPORATION

                                         BY: /s/ Joseph A. Orlando
                                            -----------------------------------
                                            Name: Joseph A. Orlando
                                            Title: Vice President



                                         LEUCADIA NATIONAL CORPORATION

                                         BY: /s/ Joseph A. Orlando
                                             ----------------------------------
                                             Name: Joseph A. Orlando
                                             Title: Vice President and
                                                    Chief Financial Officer

                                   SCHEDULE A
                                   ----------

Directors and Executive Officers of Nead and Leucadia
-----------------------------------------------------

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Nead and Leucadia. To the knowledge of the Beneficial Owners, each person listed below is a United States citizen.

      For purposes of this Schedule A, Nead is "(a)" and Leucadia is "(b)".

                                                Director-                                       Principal Occupation or
Name and Business Address                       ships            Offices                        Employment
-------------------------                       ---------        -------                        -----------------------
Ian M. Cumming                                  (b)              Chairman of the Board of (b)   Chairman of the Board of (b)
c/o Leucadia National Corporation
529 E. South Temple
Salt Lake City, Utah  84102

Joseph S. Steinberg                             (b)              President of (b)               President of (b)
c/o Leucadia National Corporation
315 Park Avenue South
New York, NY 10010

Paul M. Dougan                                  (b)              --                             President and Chief Executive
c/o Equity Oil Company                                                                          Officer of Equity Oil Company (a
10 West 300 South                                                                               company engaged in oil and gas
Salt Lake City, Utah  84102                                                                     exploration and production having
                                                                                                an office in Salt Lake City, Utah)

Lawrence D. Glaubinger                          (b)              --                             Private Investor; President of
c/o Lawrence Economic                                                                           Lawrence Economic Consulting Inc.,
Consulting, Inc.                                                                                (a management consulting firm)
P.O. Box 3567 Hallandale Beach, FL 33008

James E. Jordan                                 (b)              --                             Managing Director of Arnhold and
c/o Arnhold and S. Bleichroeder Advisors, Inc.                                                  S. Bleichroeder Advisors, Inc. (a
1345 Avenue of the Americas                                                                     company engaged in asset
New York, N.Y.  10105                                                                           management services)

Jesse Clyde Nichols, III                        (b)              --                             Retired Investor
4945 Glendale Road
Westwood Hills, KS 66205


                                       10

                                                Director-                                       Principal Occupation or
Name and Business Address                       ships            Offices                        Employment
-------------------------                       ---------        -------                        -----------------------

Thomas E. Mara                                  --               Executive Vice President and   Executive Vice President and
c/o Leucadia National Corporation                                Treasurer of (b)               Treasurer of (b)
315 Park Avenue South
New York, NY 10010

Joseph A. Orlando                               (a)              Vice President of (a) and      Vice President and Chief Financial
c/o Leucadia National Corporation                                Vice President and Chief       Officer of (b)
315 Park Avenue South                                            Financial Officer of (b)
New York, NY 10010

Philip M. Cannella                              (a)              Asst. Vice President of (b)    Asst. Vice President of (b)
c/o Leucadia National Corporation
315 Park Avenue South
New York, NY 10010

Patrick D. Bienvenue                            (a)              Chairman of the Board,         Executive officer of various
                                                                 President and Treasurer of     subsidiaries of (b)
                                                                 (a)

Corinne A. Maki                                 --               Vice President, Secretary      Officer of various subsidiaries of
                                                                 and Comptroller of (a)         (b)

Mark Hornstein                                  --               Vice President and Asst.       Vice President and Asst. Secretary
c/o Leucadia National Corporation                                Secretary of (b)               of (b)
315 Park Avenue South
New York, NY 10010

Barbara L. Lowenthal                            --               Vice President of (a) and      Vice President and Comptroller of
c/o Leucadia National Corporation                                Vice President and             (b)
315 Park Avenue South                                            Comptroller of (b)
New York, NY 10010

H. E. Scruggs                                   --               Vice President of (b)          Vice President of (b)
c/o Leucadia National Corporation
315 Park Avenue South
New York, NY 10010


                                       11

                                                Director-                                       Principal Occupation or
Name and Business Address                       ships            Offices                        Employment
-------------------------                       ---------        -------                        -----------------------

Laura E. Ulbrandt                               --               Secretary of (b)               Secretary of (b)
c/o Leucadia National Corporation
315 Park Avenue South
New York, NY 10010


















                                       12